Talleyrand Holdings LLC


OFFERING STATEMENT




## OFFERING SUMMARY

| | |
|---|---|
| Issuer Name | Talleyrand Holdings LLC |
| Doing Business As | Big SpringSpirits   South Shore Distilling |
| Offering Amount | $60,000.00 – $124,000.00 |
| Security Type | Equity- Class C Shares |
| Price | $390 per unit |

## COMPANY OVERVIEW

Talleyrand Holding Company contains several businesses: Big Spring Spirits, South Shore Distilling and The Drawing Room (a cigar club).

Big Spring Spirits (BSS) - a manufacturer of fine spirits selling and distributing through our retail and wholesale sales operations. The retail operations consist of our BSS Tasting Rooms serving craft cocktails, bottles sales, and select food offerings. BSS operates a rapidly growing (47% annual growth each of the last 3 years) wholesale operation selling our premium and well line of spirits to bars and restaurants throughout Pennsylvania. In addition to Pennsylvania, BSS has delivered its first shipment out of state establishing the company as a multi-state provider of distilled spirits. This opportunity is projected to further increase the trajectory of our growth over the next several years.

The Distillery at South Shore (SSD) – A river front location with a view of the city is the culmination of a unique concept for an establishment that is poised to become a destination within the City of Pittsburgh. This project will capitalize and pay homage to its rich history as the Joseph S. Finch Distillery, originally established on this site in 1856, representing the last pre-prohibition distillery in the City of Pittsburgh. The Distillery will be a multi-faceted space that includes a distillery with a tasting room, an upscale convenience market, a public dining house, 10,000 sf event space with full catering offerings, and a rooftop bar and grill. The Distillery at South Shore will operate much of the premises as owner-operators and master tenant.

The Drawing Room (TDR) - an exclusive, members-only river front cigar club and lounge featuring unparalleled amenities. Plus, a public cigar shop offering an extensive selection of premium cigars and a comfortable lounge to enjoy them providing an experience unlike any other in the city. Enjoy a cigar and a cocktail as you take in panoramic views of downtown Pittsburgh and the Monongahela River.

*Company History*

Talleyrand Holdings was created by combining the Big Spring Spirits and the Distillery at South Shore in October of 2021. Big Spring Spirits opened for operations in 2014 and the Distillery and the Drawing Room have been in the planning stages since 2017 with an anticipated opening date in late 2024.

Big Spring Spirits (BSS) - LOCALLY FOCUSED & COMMUNITY INSPIRED - With an emphasis on local, Big Spring Spirits founder Kevin Lloyd envisioned opening a communitycentric craft distillery in the heart of Central Pennsylvania. When the opportunity arose to set down roots in Bellefonte's beautiful Match Factory in 2014, it was an easy decision. Since then, Big Spring Spirits is proud to be able to partner with this community, sourcing from local farmers and artisans, whenever possible. Whether it's our locally sourced whiskeys or our Seven Governor's Gin, we draw inspiration from our community and commit to being the best neighbors we can be. Pennsylvania proud - every day.

SOURCED FROM THE BIG SPRING - What makes a quality spirit? It's all about the water. Bellefonte's Big Spring is the recipient of various "Best Tasting Water" awards in Pennsylvania. It's so good, it rivals the limestone spring waters of Kentucky. It's so good that multinational companies source their bottled water from the Big Spring.  If you've ever had a sip of our exceptionally smooth vodka, you understand the contribution that award-winning water makes to superior spirits.

A LEED GOLD CERTIFIED DISTILLERY Mindful of our distillery's impact on the local environmental landscape, Big Spring Spirits is committed to building and maintaining an environmentally friendly facility.  From the start, our team has focused on sustainability at every level, from the engineering of our facilities to environmentally friendly sourcing and distilling methods.

In 2021, BSS joined Talleyrand Holdings to expand production and wholesale distribution throughout PA and beyond. BSS has grown this business 200% since joining Talleyrand Holdings and is looking forward to continuing aggressive growth within PA and the expansion beyond.

The Distillery at South Shore (SSD) – Located along the Southside riverfront trail in the heart of Pittsburgh's booming South Shore, The Distillery is just steps away from two of the city's biggest residential, office, and retail redevelopment projects. A six-story, 55,000 square foot facility is fully renovated and expanded the facility was once home to Joseph S. Finch &amp; Co., the last pre-prohibition whiskey distillery in the city, 59 S. 2nd Street, is being reborn.
Designed with an emphasis on community as a gathering spot with a focus on hand-crafted food, spirits, and fun. Featuring a Big Spring Spirits 5,000 square foot craft spirits distillery and tasting room with walk-up access from the Riverwalk and bicycle trail, along with a rooftop bar with expansive views of downtown Pittsburgh, an 8,000 square foot event center, a 7-kitchen galley style restaurant, and a fresh convenience market to serve our community. Our cigar club, The Drawing Room, will also be at this location.

The facility is expected to open in the second half of 2024.
The Drawing Room (TDR) – Located on The Distillery's 4th floor, The Drawing Room is an exclusive, members-only cigar club and lounge featuring unparalleled amenities and an experience unlike any other in the city. Relax in our classic, speakeasy-style lounge featuring rich appointments inside and out. Grow your network as you connect with other cigar-lovers from Pittsburgh and around the world. Enjoy a cigar as you take in panoramic views of downtown Pittsburgh and the Monongahela River.

## COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

## OWNERS OF THE COMPANY

| NAME | CLASS | % OWNERSHIP |
|------|-------|-------------|
| Kevin  Lloyd | Limited Liability Company | 24.26% |
| Go For Broke LLC Go For Broke LLC | Limited Liability Company | 25.57% |

The above is the only ownership outstanding for the company. The ownership interests of a(n) PA Limited Liability Co give the owner the right to share in the profits of the company.

**Key Persons of Issuer**

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

**Kevin  Lloyd**

Title: Chief Product Officer

Work History: Talleyrand Holdings LLC

Title: Managing Member

Dates of service: 2017 - Present Founder and Production Manager, Big Spring Spirits: Kevin has successfully leveraged his scientific background and talents in molecular and cell biology into a successful foray into the world of distilling craft spirits. Having managed as many as 100 employees in laboratory operations for his company, Kevin has drawn upon his experiences as owner and founder of Oxygen Research to develop a robust line of craft spirits and other beverages. In addition, Kevin has been instrumental in growing Big Springs Spirits with his grassroots, organic sales efforts. Kevin will be tasked with overseeing operations and product line development for The Distillery.

Biography: Kevin is the founder and distiller of Big Spring Spirits. He brings 10+ years of proven success as a distiller, beverage product developer, and entrepreneur.

**Go For Broke LLC Go For Broke LLC**

Title: Operating Member

Work History: Eric is an experienced commercial real estate owner, broker and asset manager. He is the Principal of Cedarcove Capital Ventures, LLC and has, or has had, ownership of Class A Office, Medical Office, Flex, Multi-Family and Retail properties in his portfolio. Eric worked 8+ years in residential real estate development and then 13 years for a regional commercial real estate developer with a portfolio in excess of 2.5 million square feet. During that time, Eric focused most of his energy on his roles as CFO, COO, and eventually Chief Investment Officer, where he focused on real estate financing and investor relations. Eric began Cedarcove in 2013. Eric earned a BA in Business Administration from Duquesne University in 1992. Eric is also a licensed real estate broker in the Commonwealth of Pennsylvania. He is the broker of record for Cedarcove Capital Ventures, LLC. For more information,

Biography: see Eric's Linked In profile: https://www.linkedin.com/in/eric-kraemer-36b23427 /

**Anthony J. Mazzarini. Jr.**

Employer: Talleyrand Holdings LLC

Title: Operating Manager

Dates of service: 2017 - Present

Biography: Experienced developer and real estate owner including retail, mixed-use, educational and residential projects. Thirty year operational experience in convenience store and retail management. An experienced manager and real estate owner and developer, Tony is the owner and operator of Parkway Service (www.parkwayservicestation.com ), a family-owned retail gasoline facility and  was the managing partner of SFM Energy, LLC, a three-member firm that acquired, renovated, and operated thirty-three retail gas, convenience store, car wash, and service centers. SFM Energy also purchased and held the distribution rights of the Shell gasoline distribution for Western Pennsylvania. In 2009, Tony and his partners sold the distribution rights and nearly all of the gasoline and service center locations.

After divesting SFM Tony has been a driving force behind several retail and multi-family real estate projects. Tony earned a BA in Economics from Columbia University in 1985.

**Eric M. Kraemer**

Employer: Talleyrand Holdings LLC

Title: Operating Member

Dates of service: 2017 - Present

Biography: Experienced commercial real estate developer, broker and asset manager and CFO being involved in Class A Office, Medical Office, Flex, Multi-Family and Retail properties. Eric also has ownership and management experience in bar/restaurant locations. Eric is an experienced commercial real estate owner, broker and asset manager. He is the Principal of Cedarcove Capital Ventures, LLC and has, or has had, ownership of Class A Office, Medical Office, Flex, Multi-Family and Retail properties in his portfolio. Eric worked 8+ years in residential real estate development and then 13 years for a regional commercial real estate developer with a portfolio in excess of 2.5 million square feet. During that time, Eric focused most of his energy on his roles as CFO, COO, and eventually Chief Investment Officer, where he focused on real estate financing and investor relations. Eric began Cedarcove in 2013. Eric earned a BA in Business Administration from Duquesne University in 1992. Eric is also a licensed real estate broker in the Commonwealth of Pennsylvania. He is the broker of record for Cedarcove Capital Ventures, LLC. For more information, see Eric's Linked In profile: https://www.linkedin.com/in/eric-kraemer-36b23427 /

**Garry L. McCann**

Employer: Talleyrand Holdings LLC

Title: Operating Member

Dates of Service: 2022 - Present

Biography: Results-driven finance and operations leader with 25+ years of managing multi-location, $1B+ organizations. Defining the strategic direction and driving the execution of all functional areas of the business. Proven success at building teams to drive growth, increase efficiency and deliver results serving as regional CFO and VP/Director of Finance and Business Operation. Delivered significant growth to major telecommunications companies: TCI, AT&T Broadband, BroadStreet Communications, Comcast, Time Warner Cable, and Cox Communications. Garry holds a Bachelor of Science in Business Administration from Georgia Tech and a Masters of Science in Industrial Engineering from the University of Pittsburgh. Garry is a Certified Treasury Professional (CTP).

**William Stolze**

Employer: Talleyrand Holdings LLC

Title: Managing Member

Dates of service: 2017 - Present Bill is the founder and Managing Member of G&B Consulting Partners LLC.

Biography: Bill has an extensive, twenty-two-year real estate and operations history including the founding and development from scratch of a national title agency whose operations, at peak, had 70 employees, Bill is a former individually licensed title agent in almost 30 states, a former real estate brokerage partner, former mortgage banker, and a real estate licensee since 2006. Bill has been involved with myriad real estate projects ranging from residential restorations to land development. Bill is a founding partner of a national structured cabling company with over 40 employees and is now in its 17th year. Bill earned a BS in Finance, minor in Economics, from Penn State University, State College, PA in 1994.

**Richard Mongiovi**

Employer: Talleyrand Holdings LLC

Title: Managing Member

Dates of service: 2017 - Present

Other Experience: Owner, Mongiovi & Son Plumbing 1982-present [https://www](https://www) .linkedin.com/in/rick-mongiovi-78915028/

*There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.*

## ANTICIPATED BUSINESS PLAN

Growth plans for the company is:

BSS – continue to grow the direct sales of our products across Pennsylvania to bars and restaurants and to grow our new distribution network allowing us to capitalize on sales opportunities outside of PA. We have experienced rapid in state growth that is projected to continue over the next couple of years.

SSD – Featuring the Big Spring Spirits product line, open the six floor venues at the river front South Shore Location containing, a roof top bar, event center, 7 Galley style restaurants, a Big Spring Spirits Distillery and Tasting room and a Fresh market convenience store.

TDR – Open the combination Private and Public cigar club offering the city a place to meet mingle and enjoy quality cigars in a great atmosphere with a great view of the city.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

| Item | Cost |
|------|------|
| The purpose of this capital is to provide the needed working capital to support the purchase of raw material and labor to produce our products.  Additionally, these funds will be used to provide working capital to support the opening of the business at the new Distillery at the South Shore. | |
| | $124,000.00 |
| Total | $124,000.00 |

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.


Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide:  you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

● You might want to keep the compensation of managers low, while managers want to make as much as they can.

● You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

● You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

● The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money

The Notes are being personally guaranteed by None. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

## USE OF FUNDS

|  | Minimum Target Goal | Maximum Target Goal |
|---|---|---|
| Total Proceeds | $60,000.00 | $124,000.00 |
| Less: Intermediary Fee* | - $4,200.00 | - $8,440.00 |
| Net Proceeds | $55,800.00 | $115,560.00 |

\* Applied at a marginal-rate based upon amount raised:
        Up to $100,000 = 7.0%, $100,001+ = 6.0%.

**If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.**

## TRANSACTION MECHANICS

The following describes the process to invest in Talleyrand Holdings LLC and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Talleyrand Holdings LLC ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

**Note:** For more information about the investment and cancellation process, see Honeycomb's Education Materials.

## Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 124,000 shares of Class C Shares.

*Voting Rights* - One vote per Share

### Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. Hov.rever, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class C shares or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class C shares.

### Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Share Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

## ADDITIONAL MATTERS RELATED TO THE SECURITY

*1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

*2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

*3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

*4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

       n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

## FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

The Company has no current debt obligations.

## FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

## Balance Sheet

| ASSETS | 2022 | 2023 | 2024* |
|---|---|---|---|
| Cash & Equivalents | 422414 | 426,255 | 333,850 |
| Accounts Receivable | 107,273 | 32,853 | 53,653 |
| Fixed Assets | 1,522,882 | 1,426,583 | 1,676,032 |
| Other Assets | 9,429,100 | 9,323,212 | 9,224,048 |
| TOTAL ASSETS | 11,481,670 | 11,208,903 | 11,287,583 |
| LIABILITIES & EQUITY | | | |
| Accounts Payable | 133,303 | 85,004 | 33,188 |
| ST-Debt Payable | 144,426 | 165,570 | 157,337 |
| LT-Debt Payable | 1,492,440 | 801,836 | 1,097,989 |
| TOTAL LIABILITIES | 1,770,169 | 1,052,410 | 1,288,514 |
| Retained Earnings | 10,732,263 | 10,575,741 | 10,184,209 |
| Net Income | (1,020,762) | (419,248) | (185,140) |
| TOTAL OWNER'S EQUITY | 9,711501 | 10,156,493 | 9,999,069 |
| TOTAL LIABILITIES & EQUITY | 11,481,670 | 11,208,903 | 11,287,583 |

## Income Statement

| INCOME | 2022 | 2023 | 2024* |
|---|---|---|---|
| Total Revenue | 3,955,864 | 3,857,048 | 1,202,936 |
| Cost of Goods Sold | 1,269,610 | 1,153,165 | 541,267 |
| GROSS PROFIT | 2,686,254 | 2,703,883 | 661,669 |
| Operating Expenses | 3,707,016 | 3,123,131 | 846,809 |
| NET INCOME | (1,020,762) | (419,248) | (185,140) |

## Statement of Cash Flows

| | 2022 | 2023 | 2024* |
|---|---|---|---|
| NET INCOME (LOSS) | (1,020,762) | (419,248) | (185,140) |
| CASH FLOW ACTIVITIES | | | |
| Net Cash from Operations | 363,880 | 80,834 | (73,096) |
| Net Cash from Investing | (1,683,482) | (1,550) | - |
| Net Cash from Financing | 2,031,074 | 178,946 | 126,434 |
| NET INCREASE (DECREASE) IN CASH | (309,290) | (161,018) | (131,802) |

\* - Through 04/30/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

| | Prior Fiscal Year End | Most Recent Year End |
|---|---|---|
| Total Assets | 11,481,670 | 11,208,903 |
| Cash & Equivalents | 422,414 | 426,255 |
| Accounts Receivable | 107,273 | 32,853 |
| Short-Term Debt | 277,729 | 165,570 |
| Long-Term Debt | 1,492,440 | 801,836 |
| Revenue | 3,955,864 | 3,857,048 |
| Cost of Goods Sold | 1,269,610 | 1,153,165 |
| Taxes Paid | - | - |
| Net Income | (1,020,762) | (419,248) |

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i)  in connection with the purchase or sale of any security;

    ii)  involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a)  association with an entity regulated by such commission, authority, agency or officer;
        b)  engaging in the business of securities, insurance or banking;
        c)  engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
>    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
>    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

## OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

## EXHIBIT A – NOTE PURCHASE AGREEMENT

This TERM SHEET sets forth the proposed terms and conditions for Equity Participation in Talleyrand Holdings LLC, a Pennsylvania LLC.

This TERM SHEET is for discussion purposes only and is not intended to impose any legal obligation on any party.

1. Purchase of Interests

THE PURCHASER, would acquire from Talleyrand Holdings, hereinafter THE COMPANY, the following properties and assets:

The properties and assets purchased are hereinafter referred to as the ASSIGNED ASSETS.

2. Purchase Price

In consideration of the transfer and sale by the Company of the Assigned Interests to the Purchaser, the Purchaser has paid $104,000 to the Company and is paid in full.

3. Representations and Warranties

a. The Purchaser and the Company will comply with applicable law in the performance of the above transaction;

b. The Company has good title and ownership over the Assigned Interests;

c. The Company guarantees that the Assigned Interests are free from any obligations and defects;

d. There is no pending Proceeding that has been commenced against the Company and the Purchaser that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions.

e. The Purchaser or the Company, under no circumstances, shall make any public disclosure about the transaction prior to the Closing. Any such disclosure at or after the Closing must be mutually agreeable to both parties, provided, however, that nothing in this provision will prevent the Company from fulfilling any legal disclosure obligations.

4. Closing Date

The necessary steps to reach a Closing would be completed by October 4, 2021. Closing Date may be subjected to extension or postponement by mutual agreement of the parties.

5. Governing Law

This Term Sheet shall be governed by and construed in accordance with the laws of the State of Pennsylvania.

## EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

*Garry McCann*

_____

Garry McCann

Talleyrand Holdings LLC